SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                       RADISYS CORPORATION
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           750459-10-9
                         (CUSIP Number)

                        F. Thomas Dunlap
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          {Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         April 25, 1997
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of Rule  13d-1
(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       Page 1 of 12 Pages




                         Schedule 13D/A        Page 2 of 12 Pages

1.   NAME OF REPORTING PERSON                      Intel
                                                   Corporation
     S.S.  OR  I.R.S. IDENTIFICATION NO. OF  ABOVE 94-1672743
     PERSON

2.   CHECK  THE APPROPRIATE BOX IF A MEMBER  OF  A     (a) [   ]
     GROUP                                             (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                               OO

5.   CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS         [   ]
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION          Delaware

  NUMBER OF   7.     SOLE VOTING POWER             1,466,667
   SHARES
BENEFICIALLY  8.     SHARED VOTING POWER           N/A
  OWNED BY
    EACH      9.     SOLE DISPOSITIVE POWER        1,466,667
  REPORTING
 PERSON WITH  10.    SHARED DISPOSITIVE POWER      N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED  BY  EACH 1,466,667
     REPORTING PERSON

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [   ]
     EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW          19.4%
     (11)

14.  TYPE OF REPORTING PERSON                                  CO


                         Schedule 13D/A        Page 3 of 12 Pages

Item 1.   Security and Issuer.

          (a) Name and Address of Principal Executive Offices of Issuer:
                 RadiSys Corporation
                 5445 N.E. Dawson Creek Drive
                 Hillsboro, OR 97124

          (b)    Title of Class of Equity  Common Stock
                 Securities:

Item 2.   Identity and Background.

          (a)    Name of Person Filing:    Intel Corporation

                                           The executive
                                           officers and
                                           directors of Intel
                                           Corporation are set
                                           forth on Appendix A
                                           hereto.

          (b)    Principal Business:       Manufacturer of
                                           microcomputer
                                           components, modules
                                           and systems

          (c)    Address of Principal Business and Principal
                 Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (d)    Criminal Proceedings:

                 During the last five years neither the
                 Reporting Person nor any officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years neither the
                 Reporting Person nor any officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

          (f)    State of Incorporation:   Delaware

                         Schedule 13D/A        Page 4 of 12 Pages

Item 3.   Source and Amount of Funds or Other Consideration.

          The Reporting Person made a "cashless exercise" of the Warrant (described in Item 4 below), surrendering
          133,333 shares covered by the Warrant in payment of the aggregate exercise price of $4,050,000.

Item 4.   Purpose of the Transaction.

          The Reporting Person acquired 1,300,000 shares of Common Stock of the Issuer, and a warrant (the "Warrant") to purchase up to 300,000 additional shares of Common Stock of the Issuer, as an investment and in connection with an Asset Purchase Agreement (the "Purchase Agreement") and certain related License Agreements (the "License Agreements") dated April 29, 1996 between the Issuer and the Reporting Person pursuant to which the Reporting Person (i) sold substantially all of the assets dedicated to the design, manufacture and sale of Multibus products as set forth in the Purchase Agreement to the Issuer, and
          (ii) licensed certain related intellectual property to the Issuer pursuant to the License Agreements. On April 25, 1997, the Reporting Person exercised the Warrant in full, surrendered 133,333 shares covered by the Warrant in payment of the aggregate exercise price of the Warrant, and acquired 166,667 shares of Common Stock of the Issuer.

          The Reporting Person will, from time to time, evaluate market opportunities for the sale of its shares and may sell all or a portion of its shares in one or more sales pursuant to public or private offerings.

Item 5.   Interest in Securities of the Issuer.

          (a)    Number of Shares        1,466,667 shares
                 Beneficially Owned:

                 Right to Acquire:       0 shares

                 Percent of Class:       19.4% (based upon
                                         7,558,223 shares of
                                         Common Stock
                                         outstanding)

          (b)    Sole Power to Vote,     1,466,667 shares
                 Dispose of or Direct
                 the Vote or Disposition
                 of Shares:

          (c)    Recent Transactions:

                 On   April  25,  1997,  the  Reporting   Person
                 exercised  the Warrant as described in  Item  4
                 above and acquired 166,667 shares.

                         Schedule 13D/A        Page 5 of 12 Pages

          (d)    Rights with Respect to Dividends or     N/A
                 Sales Proceeds:

          (e)    Date of Cessation of Five Percent       N/A
                 Beneficial Ownership:

Item 7.   Material to Be Filed as Exhibits.

          Exhibit 1 Asset Purchase Agreement between RadiSys Corporation and Intel Corporation (incorporated by reference to Exhibit 2.1 to RadiSys Corporation's 8-K filed May 2,
                       1996) (confidential treatment requested).

          Exhibit 2 Signature Authority (incorporated by reference to Exhibit 4 to Intel Corporation's Schedule 13D filed April 7, 1997 to report beneficial ownership of securities of Avid Technology, Inc.).


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 1997.

                                 INTEL CORPORATION

                                 By:/s/Peter N. Detkin
                                    Peter N. Detkin
                                    Acting General Counsel
                                    and Director of Litigation




                         Schedule 13D/A        Page 6 of 12 Pages

                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and
certain  other  information with respect to each  Director.   All
Directors are United States citizens.

Name:             Craig R. Barrett

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Executive Vice President and Chief Operating
Occupation:       Officer of Intel Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             John Browne

Business          The British Petroleum Company plc, Britannic
Address:          House, 1 Finsbury Circus, London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name, principal   The British Petroleum Company plc, an
business and      integrated oil company.
address of        Britannic House, 1 Finsbury Circus
corporation or    London EC2M 7BA
other
organization in
which employment
is conducted:

                         Schedule 13D/A        Page 7 of 12 Pages

Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman of Paramitas Foundation
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         President and Chief Executive Officer of Intel
Occupation:       Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          1340 Arbor Road, Menlo Park, CA 94025
Address:

Principal         Chairman of The Arbor Company
Occupation:

Name, principal   The Arbor Company, a limited partnership
business and      engaged in the electronics and computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization in
which employment
is conducted:

                         Schedule 13D/A        Page 8 of 12 Pages

Name:             Gordon E. Moore

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman of the Board of Intel Corporation
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             Max Palevsky

Business          924 Westwood Boulevard, Suite 700, Los Angeles
Address:          CA 90024

Principal         Industrialist
Occupation:

Name, principal   Self-employed.
business and
address of
corporation or
other
organization in
which employment
is conducted:


Name:             Arthur Rock

Business          One Maritime Plaza, Suite 1220, San Francisco,
Address:          CA 94111

Principal         Venture Capitalist
Occupation:

Name, principal   Arthur Rock and Company, a venture capital
business and      firm.
address of        One Maritime Plaza, Suite 1220
corporation or    San Francisco, CA 94111
other
organization in
which employment
is conducted:

                         Schedule 13D/A        Page 9 of 12 Pages

Name:             Jane E. Shaw

Business          c/o Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Founder of The Stable Network, a
Occupation:       biopharmaceutical consulting company

Name, principal   c/o Intel Corporation
business and      2200 Mission College Boulevard
address of        Santa Clara, CA 95052
corporation or
other
organization in
which employment
is conducted:


Name:             Leslie L. Vadasz

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Senior Vice President, Director, Corporate
Occupation:       Business Development, Intel Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Soldiers Field Park 1-
Address:          411, Boston, MA 92163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Harvard Business School
corporation or    Soldiers Field Park 1-411
other             Boston, MA 92163
organization in
which employment
is conducted:

                         Schedule 13D/A       Page 10 of 12 Pages

Name:             Charles E. Young

Business          405 Hilgard Avenue, Los Angeles, CA 90024
Address:

Principal         Chancellor
Occupation:

Name, principal   University of California at Los Angeles, an
business and      educational institution.
address of        405 Hilgard Avenue
corporation or    Los Angeles, CA 90024
other
organization in
which employment
is conducted:

                         Schedule 13D/A       Page 11 of 12 Pages

                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, CA 95052-8119, which address is Intel Corporation's business address. All executive officers are United States citizens.

Name:       Frank C. Gill
Title:      Executive Vice President, General Manager, Internet
            and Communications Group
Address:    5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-
            6497

Name:       Paul S. Otellini
Title:      Executive Vice President, Director, Sales and
            Marketing Group

Name:       Gerhard H. Parker
Title:      Executive Vice President, General Manager, Technology
            and Manufacturing Group

Name:       Ronald J. Whittier
Title:      Senior Vice President, General Manager, Content Group

Name:       Albert Y. C. Yu
Title:      Senior Vice President, General Manager,
            Microprocessor Products Group

Name:       Michael A. Aymar
Title:      Vice President, General Manager, Desktop Products
            Group

Name:       Andy D. Bryant
Title:      Vice President and Chief Financial Officer

Name:       F. Thomas Dunlap, Jr.
Title:      Vice President, General Counsel and Secretary

Name:       Patrick P. Gelsinger
Title:      Vice President, General Manager, Desktop Products
            Group
Address:    5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-
            6497

Name:       John H. F. Miner
Title:      Vice President, General Manager, Enterprise Server
            Group
Address:    5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-
            6497

Name:       Stephen P. Nachtsheim
Title:      Vice President; General Manager, Mobile/Handheld
            Products Group

                         Schedule 13D/A       Page 12 of 12 Pages

Name:       Ronald J. Smith
Title:      Vice President, General Manager, Computing
            Enhancement Group